Exhibit 99.(p)(3)

ALLSTATE INVESTMENT MANAGEMENT COMPANY

Investment Manager’s Code of Conduct

Introduction

This Code of Conduct has been adopted by the Adviser in accordance with Rule 204A-1 under the Advisers Act and in accordance with Rule 17j-1 under the 1940 Act.  This Code of Conduct is designed to ensure that those individuals with access to information regarding the portfolio securities activities of the clients do not intentionally use that information for their personal benefit and to the detriment of the clients.  It is not the intention of this Code of Conduct to prohibit personal securities activities by Access Persons.

Allstate’s reputation for integrity is one of its most important assets, and one that can very easily be damaged. It is important that employees help protect this valuable asset by avoiding any illegal activities or any other activities which may give the appearance of impropriety and cast doubt on the Investment Manger’s reputation.  Policy statements applicable to all Investment Manager employees have been adopted to assist employees in understanding their responsibilities and obligations in this important area of their daily activities.

Employees of the Investment Manager have access to information regarding the Investment Manager’s investment transactions and the issuers of securities in which Allstate invests. It is very important to avoid any illegal actions or any other actions that may give the appearance of impropriety as a result of possible misuses of this information in either Allstate or personal investment transactions.

This Code has been adopted to help those with access to investment information avoid such impermissible actions.  It applies to all Investment Manager employees and to others who have been notified in writing of its applicability to them due to their access to investment information.  This Code addresses  inside information and insider trading, “Firewalls”, use of information obtained in the course of employment for personal benefit in investment transactions, personal trading, gifts or other benefits received as a result of an employee’s investment position, and administrative requirements and penalties for violation.

The Investment Manager has also adopted more detailed policies and procedures with respect to insider trading issues, Firewalls, personal investment transactions, and conflicts of interests.  Additional policies or procedures may be adopted to address other situations where there may be concerns related to possible illegal or inappropriate actions in investment related activities, including the policy with respect to firms who are alleged to have engaged in illegal activities.  Policies or procedures applying only to certain Investment Manager employees or other groups of employees may also be adopted based upon the unique nature of the group’s work or investment activity.

Employees subject to this Code and such policies are expected to be thoroughly familiar with the contents of each of them and adhere not only to the letter of the Code, but also to the spirit.  Attention is to be given to avoiding not only illegal activities but also those that give the appearance of impropriety.  Remember that an employee may not do indirectly through any third party, including a family member or friend, that which is not directly permitted.

Understanding and complying with this Code and other policies is very important.  Violations may subject an employee to discipline up to and including termination of employment and/or criminal prosecution.

Questions may arise as to whether a particular factual situation would violate the letter or spirit of one or more of the Investment Manager’s Codes or policies.  In those cases advice should be sought from an employee’s supervising officer, the Chief Compliance Officer, CCO Designee, or Investment Law.  If the facts raise a question as to the legality of the contemplated conduct, the Investment Law Department should be contacted.  In cases where a formal interpretation is sought, the question and the complete facts surrounding it should be submitted in writing.

Annually, each employee who is subject to this Code must certify to the Chief Compliance Officer that he or she has read and understands this Code and the other applicable Policies and has complied with the provisions and disclosed all personal securities transactions and other items required to be disclosed or reported under the Code.  The Chief Compliance Officer may require interim certifications for significant changes to the Code.

Any material changes to the Code of Conduct must be approved by the Allstate Financial Trust Board within six months after the adoption of the change.

The Supporting Policies and Procedures set forth in this Chapter (the “Supporting Policies”) are incorporated into this Code of Conduct.  The Chief Compliance Officer, acting upon advice of Investment Law, is authorized to make modifications to the Supporting Policies, as deemed necessary, but which are not inconsistent with this Code and applicable laws, and shall report any changes or updates to the Board on a quarterly basis.

Roles and Responsibilities

Owners

•                  The Chief Compliance Officer is responsible for the maintenance, distribution and enforcement of this Code.  As provided under rule 204A-1 of the Investment Advisers Act, the CCO has delegated the authority for maintaining, distributing and enforcement of the Code to the CCO Designee.

•                  The Head of Investment Law is responsible for maintaining currency with the regulations and for communicating any regulatory changes to the appropriate personnel.

•                  The Compliance Director is responsible for making periodic reports to the CCO for Code violations.

•                  All Investment Manager employees are responsible for understanding the Code and the other applicable Policies and complying with the provisions and disclosure of all personal securities transactions and other items required to be disclosed or reported under the Code.

Use Of Inside Information

No employee shall engage, either personally or on behalf of any Allstate company, in an investment transaction based on “inside information” about any company. Inside information is any material, non-public information that it is substantially likely a reasonable investor would consider important in making a decision whether to purchase, sell or hold the securities of the company in question.  Likewise, no employee shall pass along or “tip” any other person about any “inside information”.  Trades based on tipped inside information can lead to liability for the tippee as well as the tipper.  The Policies and Procedures Prohibiting Insider Trading and Use of Insider Information (Section 3 hereof) provides more detail regarding the definition of these terms and the requirements for compliance.

Firewalls

The Investment Manager has established “Firewalls” between certain Investment Divisions and Units to create a barrier to the flow of information between them for business, legal and ethical reasons.  It is very important to adhere to these barriers to ensure the integrity of the Investment Manager’s access to and use of confidential information it receives in the normal course of business.  Any violation of the Firewalls may be deemed to be a serious breach of an employee’s responsibility.  The Investment Manager’s Policies And Procedures Regarding Firewalls (Section 3.2 hereof) provide specific detail concerning those requirements.

Personal Trading Restrictions

Each employee of the Investment Manager and any other designated individual who has a detailed knowledge of Allstate’s investments and investment practices is subject to certain restrictions on his or her personal investment activity.  Such restrictions are necessary to insure that (A) employees of the Investment Manager do not have an appearance of impropriety in conducting their personal trading and investing activities, and (B) the Investment Manager’s investments are not tainted by improprietous acts of its personnel.  Such personal trading restrictions, including the use of restricted securities lists and pre-trade clearing mechanisms, are more clearly set forth in the Investment Manager’s Policies and Procedures for Personal Investment Transactions (Section 5 hereof).  The CCO Designee is responsible for monitoring and implementing the individual trading restrictions.  Carefully read the Policies and Procedures for Personal Investment Transactions (Section 5 hereof). Any questions should be discussed with the CCO Designee or the Investment Law Department.

Using A Position Inappropriately

Information not generally available that is obtained in the course of employment belongs to Allstate and may not be used for personal gain or passed on to others.  Such information includes inside information concerning a public company that might be used as a basis for trading in the securities of such company.  It would also include knowledge of investment decisions that Allstate has made or is considering.  Furthermore, an employee’s position should not be used to obtain a personal financial benefit or gain.  That is, if a third party offers any financial benefit as a result of a business relationship or potential business relationship which such third party has or desires with Allstate, it must be declined.  In addition, employees should not engage in any transaction for their own account (equity or debt) that would create a conflict of interest or the possibility of a conflict of interest between the management of their account and their responsibilities for the investment activities of the Investment Manager.

The Investment Manager has additional limitations on the circumstances under which employees may serve as a director of a publicly traded company.  The policies, procedures and controls for this process are detailed in the Operating Procedure for Board Memberships, Chapter 5d.

Gifts and Entertainment

The Allstate Code of Ethics prohibits receiving any money, gift, benefit, unusual hospitality or other items of monetary value, other than de minimis items, from any person with whom Allstate does business, with whom Allstate is seeking to do business, or from any person seeking to do business with Allstate.   Allstate Investments and AIMCO (hereinafter the “Investment Manager”) define de-minimis from a practical perspective to be a perceived monetary value of under $50.  Gifts under $50 do not need to be reported on the Entertainment Disclosure log, but should be reported to the employee’s officer for approval.  Prizes are to be treated the same as gifts.  The Allstate Code of Ethics does not prohibit the exchange of reciprocal courtesies of the same approximate nominal value between employees and personal friends who may be business associates.  Employees covered by this Code should be familiar with, and in compliance with, the requirements of the Allstate Code of Ethics.

Note: the use of the term broker also includes vendors or any other agent seeking to influence behavior through the provision of entertainment.

Category 1 Entertainment: On-site broker visits, which often involve provision by the broker of a nominal breakfast (e.g., bagels) or lunch (e.g., pizza), do not require further reporting.  Further, roadshows in downtown Chicago, where an incidental lunch may be provided, do not require further reporting.  Annual due diligence for investments we own (e.g., funds) is not a Gift and Entertainment reportable item, unless entertainment is provided at the meeting (in which case it is either category 2 or 3 depending on the value of the entertainment).  The provision of breakfast by brokers during visits to their site does not require further reporting; lunches and dinners provided by brokers during visits to their site are a Category 2 reportable item.  The officer of each group is responsible for self-policing the frequency, business value of the broker visit or downtown roadshow, and the nominal value of the food received.

Category 2 Entertainment: Entertainment of Allstate employees by brokers, bankers, and investment bankers is allowed provided that 1) such broker, banker or investment banker is present at such event, 2) such entertainment was at the unprompted invitation of such broker, banker, or investment banker, 3) such entertainment is of benefit to Allstate’s clients, and 4) such entertainment is not so extensive or frequent as to raise questions of impropriety.  Examples of such entertainment include dinner, local and routine spectator sporting events, local golf events, some concerts/performing arts events, and broker sponsored conferences (incidental meals and activities are acceptable).  It should be noted that certain private institutions do not offer the opportunity for all Investment Manager employees to enjoy access to their facilities.  Employees, as Allstate representatives, are expected to make their best effort to ascertain the practices of private institutions to which they are invited prior to attendance at the event and to decline invitations to events held at discriminatory institutions.  The employee must complete the Entertainment Disclosure Log (found on Allstreet and at http://invwebprd/apps/PreTrade/EntertainmentLog.asp), obtain approval from his or her officer and forward it to Investment Compliance within one week of the event.  It is required that Allstate pay for all travel and lodging; if the broker unavoidably pays for either of these costs, the President will be promptly notified.   The officer responsible for the group does not need to obtain a one-over approval for events in which they participate.

Category 3 Entertainment: This Code of Conduct recognizes two special situations that may occur.  First, for entertainment events that have a valid business purpose in the view of the officer responsible for the group, but which have a high “street” value (e.g., many non-local events, all out-of-country events, some concerts/performing arts events, semi-final or playoff games), President pre-approval is required.  Second, in certain situations the event may not have a sufficient business purpose to qualify as a Category 2 event.  In such situations, both the officer responsible for the group and the President must pre-approve the specific entertainment event.  The President will only consider requests that are approved by the officer responsible for the group.  If approved, the employee will be required to pay all related expenses (including lodging, travel and the costs of the specific activity) and use PTO time if participation in the event requires use of the business day.  All the other requirements of category 2 entertainment must also be met (e.g., broker is present, the entertainment was at the unprompted invitation of the broker, and signed Entertainment Disclosure Log filed with Compliance within one week of the event).

Lastly, the entertainment of brokers, bankers, and investment bankers by Allstate employees is allowed, provided the event has a valid business purpose and the event is approved by the President of the LLC.  President approval and Gift and Entertainment reporting is not required for meals (just normal Travel and Entertainment reporting). The completed Entertainment Disclosure Log will be filed with Investment Compliance within one week of the event.

Investment Compliance will prepare a quarterly report for the Investment Manager Boards summarizing all entertainment received/given during the quarter.